October 29, 2004

Via US Mail and Facsimile

Paul M. Drewek
Chief Financial Officer
1180 American Drive
Neenah, Wisconsin 54956


Re:	Outlook Group Corp.
	Form 10-K for the year ended May 31, 2004
Form 10-Q for the quarter ended August 28, 2004
	Commission file #: 000-18815

Dear Mr. Drewek:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Form 10-K for the fiscal year ended May 31, 2004

Item 6.  Selected Financial Data, page 9

1. We note that you do not include cash dividends per share in your selected financial data. In future filings, please include cash dividends declared per common share as part of your selected financial data, as required by Item 301 of Regulation S-X.


Item 7.  MD&A, page 10

2. Please consider including an executive-level overview that provides context for the remainder of the discussion. The focus should be on the most important, material matters on which your executives focus in evaluating your financial condition and operating performance.

MD&A Results of Operations, page 11

3. We note that Web business sales decreased in 2004. Please include in future filings, the reasons that sales decreased.

4. We note that in 2004 you purchased finished goods from IMP to provide additional services. Please supplementally explain the reasons for these purchases, including how they are accounted for, and whether they affect the timing of revenue recognition. As part of your response, you should also indicate whether you actually pay IMP for the inventory purchases or just recognize a liability equal to the amounts purchased. We may have further comment upon receipt of your response.

5. We note your discussion of Fiscal 2003 results compared to Fiscal 2002 results includes factors such as general economic conditions and competitive pressures. In future filings, please expand your disclosure on Fiscal 2004 compared to Fiscal 2003 results to discuss how these factors and trends changed between the years and how much effect they had on the results of Fiscal 2004 and the expectations for the future.

MD&A Liquidity and Capital Resources, page 14

6. We note you provide a discussion of some of the changes in your cash flow. In future filings, please provide a more detailed explanation for the change in working capital and consider including discussions of the three major statements of cash flow captions (i.e., operating activities, investing activities and financing activities). This discussion should not merely restate information that is obvious from reviewing the financial statements. For example, you explain that operating cash flow was negatively impacted by increase in accounts receivable and inventory, but you don`t further explain why they increased, or how they relate to the overall increase in operating cash flow. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

7. We note that you are pursuing the sale of one of your facilities. Please supplementally tell us how these facilities are being accounted for, including the carrying amount of the facility and any gains or losses recognized. See requirements in SFAS No.144. We may have further comment.




MD&A Risk and Other Cautionary Factors, page16

8. We note your disclosure that product sales mix can produce a range of profit margins. In future filings, if the effect is significant, include a discussion in your Results of Operations section of how product sales mix affected revenue and gross profit during the year.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

9. Your current disclosures regarding your exposure to interest rate risk do not comply with the requirements of Item 305(a) of Regulation S-K. In future filings, please revise your disclosures regarding your exposure to interest rate risk so that they are presented in one of the suggested formats outlined Item 305(a)(1) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets

10. We note that you include intangible assets and goodwill in the "other assets" line item on the balance sheet. In future filings, please present intangible assets separately on the face of the balance sheet, if material. Additionally, for intangible assets subject to amortization, please disclose: (1) The gross carrying amount and accumulated amortization, in total and by major intangible asset class; (2) The aggregate amortization expense for the period; and (3) The estimated aggregate amortization expense for each of the five succeeding fiscal years. For intangible assets not subject to amortization, disclose the total carrying amount and the carrying amount for each major intangible asset class. See Rule 5-02(15) and
(16) of Regulation S-X and paragraphs 44 and 45 of SFAS No. 142.

Consolidated Statements of Operations

11. We note that you present "net sales" on the face of the income statement and describe the offer of a right to return products in Note
A. Please supplementally tell us and disclose in future filings your accounting policy and methodology for determining sales returns allowances.

12. We note from page13 of your MD&A section that the Facility Relocation and Legal Settlement line item on the Statement of Operations, relates to the relocation of a former production facility and related expenses such as severance, equipment renovations, "stay" bonuses and start-up costs. Please supplementally explain and include in the notes to your financial statements in future filings: a) a description of the major actions comprising the exit plan, activities that will not be continued, including the method of disposition, and the anticipated date of completion; b) a description of the type and amount of exit costs recognized as liabilities and the classification of those costs in the income statement; c) A description of the type and amount of exit costs paid and charged against the liability; d) The amount of any adjustment(s) to the liability; and e) for all periods presented, the revenue and net operating income or losses from activities that will not be continued if those activities have separately identifiable operations. Also, please confirm that "relocation" costs recognized in 2002 were expensed as incurred rather than accrued in advance of the period incurred. If not, please explain why you believe the treatment used was appropriate. See requirements in outlined in EITF 94-3 and SAB Topic 5P4.
13. Based on the disclosures included in the Business section of your Form 10-K and in MD&A, it appears that the Company`s revenues include those from both the sale of products and the provision of services. In future filings, please revise your consolidated statements of operations to include separate disclosure of revenues and costs of sales associated with sales of products and services. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. Additionally, you should also revise the notes to your financial statements to include disclosure regarding revenues for each product and service or each group of similar products and services. Refer to the requirements of paragraph 37 of SFAS No.131.

Statement of Stockholders` Equity

14. We note you declared dividends in 2004 and 2003. Please the amount of dividends per share in the statement of stockholders` equity. See requirements outlined in Rule 3-04 of Regulation S-X.

15. We note that in Fiscal 2004 you have a purchase of treasury stock that increases your shares of common stock as well as treasury stock. Please supplementally tell us and disclose in future filings, the details of that purchase of treasury stock and explain the basis for the accounting treatment used.

Notes to the Financial Statements

Note A.  Summary of Accounting Policies

16. We note that you have some legal contingencies disclosed in Note
H. In future filings, please disclose your policy for accruing legal costs related to loss contingencies in the Summary of Accounting
Policies note.  See requirements in EITF Topic D-77.

17. We note that you do not mention advertising expenses in your notes to the financial statements. In future filings, if amounts are significant, please disclose a) The accounting policy for reporting advertising, indicating whether such costs are expensed as incurred or the first time the advertising takes place and the total amount charged to advertising expense for each income statement presented.
See requirements of SOP 93-7,    paragraph 49.


- Revenue Recognition

18. We note that you record revenue in accordance with the criteria in SAB 104 and that "generally, these criteria are met at the time of shipment". Please supplementally tell us, and disclose in future filings, those situations where revenue is being recognized at a time other than shipment. As part of your response, you should also explain why you believe the treatment used for such transactions is appropriate and in accordance with the guidance in SAB 104. Additionally, please explain how revenue is recognized under long-term contracts (such as the IMP contract) versus shorter term contracts. Please include in your response and in your future disclosures how you account for any rebates and performance bonuses in your long-term contracts.

19. Revise the notes to your financial statements in future filings to include the disclosures outlined in Rule 5-02(3)( c) and 5-02(6)(d) of Regulation S-X with respect to your long-term contracts or explain why you do not believe additional disclosures are required.

- Intangible Assets

20. We note your disclosure of an impairment of technology of $196,000 and $200,000 related to the amortization of a customer list and the reference to Note B for further discussion, however Note B does not separately identify or discuss these impairment charges or explain the circumstances that resulted in these charges. Please supplementally, and in future filings, explain the reasons for the impairments of technology and the customer list, as well as the income statement caption in which the amounts of $196,000 and $200,000 are included.
As part of your response, please explain how the amounts of the charges were determined.

- Stock Based Compensation

21. We note you disclose the pro forma effect on earnings if the fair value method had been used. In future filings please disclose the information in a tabular format as required by SFAS 148. As part of your revised disclosure, please separately show (1) net income and basic and diluted earnings per share as reported, (2) the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported, (3) the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards, (4) pro forma net income as if the fair value based method had been applied to all awards, and (5) pro forma basic and diluted earnings per share as if the fair value based method had be applied.






Note D.  Bank Revolver Loan

22. We note your disclosure of the interest rate on the debt outstanding at May 31, 2004. In future filings, please include the weighted average interest rate on borrowings outstanding as of the date of each balance sheet presented. See Rule 5-02.19(b) of Regulation S-X.

Note F.  Income Taxes

23. We note your disclose of $6,893,000 of available net operating loss carryforwards. In future filings, please disclose the expiration date of these NOL carryforwards. See requirements in paragraph 48 of SFAS No. 109.

Note G.  Stock Options

24. We note your disclosure of option transactions under the option plan. In future filings, in addition to the information presented, please disclose the options exercisable at the end of the year. See requirements at SFAS 123 paragraph 47(a).

Note H.  Commitments and Contingencies

25. We note that during Fiscal 2002 you recognized $500,000 legal expense in the first quarter and negotiated a settlement of $500,000 with the insurance company in the third quarter. Please supplementally tell us and include in future filings the income statement line items where these amounts were recorded. Additionally, please tell us how the recovery of $120,000 of legal fees was accounted for.

26. We note on page 11 of your MD&A section that Fiscal 2004 selling, general and administrative expenses include a $150,000 charge paid as part of a settlement agreement with Silly Productions, Inc. Please supplementally provide us with the details of this settlement and any related litigation and include a discussion of the settlement in the notes to the financial statements in future filings.

Note I.  Operating Segments and Major Clients

27. We note your disclosure of the significant customer in Fiscal
2004. In future filings, please include the identity of the segment in which the sales are recorded. See requirements of SFAS No. 131 paragraph 39.







Note L.  Sale of Paragon Direct

28. We note that the sale of Paragon Direct is a subsequent event. Please supplementally explain the specific types of assets that were sold and indicate when management determined that it intended to sell the assets of the division. Additionally, considering the guidance in SFAS No. 144, please explain how the assets were accounted for at May 31, 2004 (i.e. as assets held for use or held for sale) and explain why management believes treating the disposal of these assets as a "sale" transaction is appropriate. Refer to the guidance outlined in SAB Topic 5E. We may have further comment upon review of your response.
29. Please tell us and revise the notes to your financial statements to explain in further detail the amounts and period over which the Company may be required to make payments to A.B. Data if Paragon Direct sales are below specified amounts in the future. As part of your response and your revised disclosure, you should also explain your planned accounting treatment for these possible payments and provide an assessment regarding the likelihood that such payments will be required in future periods.

Statement of Management Responsibility for Financial Statements

30. We note you have included a statement of management`s responsibility over the internal control structure and financial reporting. When addressing the requirements in Item 308 of Regulation S-K in future filings, please ensure that you include a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting, and also a statement that your independent auditors have issued an attestation report on management`s assessment of internal control over financial reporting. The attestation report made by your auditors should also be included in your Form 10-K. See SEC Release 33-8238.

Schedule II Valuation and Qualifying Accounts

31. We note from your notes to the financial statements that you maintain a provision for excess and obsolete inventory and a valuation allowance associated with certain deferred tax assets. In future filings, please include these amounts in Schedule II if such reserves are material. Refer to the requirements of Rule 5-04 of Regulation S-X.

Form 10-Q for the quarter ended August 28, 2004

MD&A Liquidity and Capital Resources

32. We note that your disclosure that a reason for the accounts receivable increase is that certain customers no longer took early pay discounts in the first quarter of fiscal 2005. Please supplementally explain the terms of the early pay discounts and how they were accounted for during fiscal 2004.

Condensed Consolidated Statements of Operations
33. We note from the discussion in MD&A that the Company has reflected a $140,000 gain on the sale of unused equipment in "other income" in the Company`s consolidated statement of operations. In future filings, please revise to reflect gains and losses on the sale or disposal of assets as a component of the Company`s operating profit. Refer to the guidance outlined in paragraph 45 of SFAS No.144 and footnote 68 to SAB Topic 13.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Claire Lamoureux at 202-824-5663 or Linda Cvrkel at 202-942-1936 if you have questions or me at 202-942-1850 with any concerns as I supervised the review of your filing.

								Sincerely,



								Max A. Webb
								Assistant Director
Outlook Group Corp.
October 29, 2004
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